SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                  Morlex, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   617662 10 1
                                 (CUSIP Number)

                                Charles T. Gould
                                c/o Morlex, Inc.
                      PO Box 3755 Englewood, Colorado 80155
                                 (303) 699-8784

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 20, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.........476142 10 4                Page 2 of 4 Pages

1) Name of Reporting Person........Charles T. Gould
   S.S. or I.R.S. Identification No. of Above Person ###-##-####
-------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (see Instructions)
             (a)......
             (b)......
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3) SEC Use Only.........................................
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4) Source of Funds (See Instructions).......(See Item 3)
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5) Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e).............
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6) Citizenship or Place of Organization.........U.S.
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Number of                  (7) Sole Voting Power..............119,260,000
Shares Bene-               ----------------------------------------------------
ficially Owned             (8) Shared Voting Power.......................
by Each Reporting          ----------------------------------------------------
Person With                (9) Sole Dispositive Power.........119,260,000
                           ----------------------------------------------------
                           (10) Shared Dispositive Power.................
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11) Aggregate Amount Beneficially Owned by Each Reporting
    Person  119,260,000
-------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions).........
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13) Percent of Class Represented by Amount in Row 11.......30.64%
-------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions).....IN
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This Schedule 13D relates to the Common Stock, par value $.0001 per share (the "Common Stock") of Morlex, Inc. (the "Issuer"), whose principal executive offices are located at PO Box 3755, Englewood, Colorado 80155.

Item 2.  Identity and Background.

         (a)  Name: Charles T. Gould

         Residence or business address:  4562 S. Ouray Way, Aurora, CO 80015

         (c) Present principal occupation or employment and the name, principal business and address or any corporation or other organization in which such employment is conducted: Mr. Gould is a director of the Issuer, whose address is set forth in Item 2(b) above. Mr. Gould has been a director of the Company since April 1991. He is presently a Stock Broker and Trader with Charles Schwab & Co., he served as an Environmental Production Worker with Interel Environmental in Englewood, Colorado.

         (d) Involvement in Certain Legal Proceedings. Not applicable.

         (e) Party to a Civil Proceeding. Not applicable.

Item 3.  Source and Amount of Funds or other Consideration.

         Of the shares of Common Stock disclosed herein, 25,000,000 (the "Purchased Shares") were purchased for $2,500 of reporting person's personal funds. Reporting person separately received 94,260,000 shares of Common Stock from the issuer in exchange for $3,000 in cash and $6,426 in previous services rendered in August 1998.

Item 4.  Purpose of Transaction.

         The purpose of the transaction is the purchase by reporting person of 25,000,000 shares of Common Stock owned by the Issuer. Reporting person separately received 94,260,000 shares of Common Stock from the issuer in exchange for $3,000 in cash and $6,426 in previous services rendered in August 1998. The reporting person is not interested in, and has no plans or proposals which relate to or would result in, the items described in Item 4(a)-(j).

Item 5.  Interest in Securities of the Issuer.

         (a) Reporting person beneficially owns an aggregate of 119,260,000 shares of Common Stock, representing 30.64% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Company's Annual Report on Form 10-QSB for the quarter ended September 30, 1999).

         (b) As to 119,260,000 of the shares indicated above, reporting person has sole power to vote and dispose or direct the disposition thereof.

         (c) 25,000,000 shares reported herein were acquired by Charles T. Gould from Issuer effective August 16, 1999. 94,260,000 shares of Common Stock reported herein were issued in August 1998 by the Issuer.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. Reporting person is a director of the Issuer.

Item 7.  Material to be Filed as Exhibits.  None.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date:          12/10/99
                                                   ----------------------------

                                                     /s/ Charles T. Gould
                                             ----------------------------------
                                             CHARLES T. GOULD

                                       4